

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2021

Werner Lanthaler
Chief Executive Officer
Evotec AG
Essener Bogen 7
22419 Hamburg
Germany

> **Re: Evotec AG**
> **Registration Statement on Form F-1**
> **Filed October 8, 2021**
> **File No. 333-260143**

Dear Dr. Lanthaler:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2021 letter.

Form F-1 filed October 8, 2021

Prospectus Summary
Overview, page 1

1. We note your disclosure that a substantial majority of your revenues are based on fee-for-service agreements or FTE-based arrangements recognized across both your operating segments, please quantify the percentage of your revenues from milestone fees and royalty payments.

2. We note your response to comment 3. Given the significant claim made and the comparison to your "identified competitors," please clarify that you believe your review of

public disclosures provided sufficient information about all of your competitors or identify who the competitors you identified are.

3.   We note your response to comment 4 that the benchmark data was derived from a report prepared for the Company by an independent consultant for marketing research relating to the drug development market and not specifically for inclusion in the Registration Statement. Please refer to this report in the filing itself so that investors understand the basis for this statement.

Business
Overview of Disclosed Clinical Stage Pipeline Assets, page 127

4.   Please revise this table to provide a more specific description of the indications identified as "Oncology," "Women's Health," and "Inflammation."

Change in Auditor, page 211

5.   Please expand your disclosures to provide the information required by Item 304(a)(1)(i) of Regulation S-K and request an updated letter from Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft.

(4) Segment information, page F-40

6.   We note your response to comment 8 that the CODM receives P&L information at the segment level in addition to adjusted EBITDA. While you have revised the segment footnote, we also note that you continue to provide the P&L information along with adjusted EBITDA at the segment level in MD&A. Further, we note that you only provide an analysis of revenue and cost of revenue at the segment level and not adjusted EBITDA or any other line items. As such, it remains unclear why you are continuing to present adjusted EBITDA as the performance measure in your segment footnote disclosures based on the guidance in IFRS 8.26. Please revise your segment footnote presentation to provide the profit or loss measure used by the CODM to make decisions about resource allocations and in assessing performance that is most consistent with those used in measuring the corresponding amounts in your financial statements. Otherwise, please confirm to us that the CODM does not use the P&L information at the segment level for the purposes stated in IFRS 8.5 and provide us with a detailed explanation why this information is provided but it is not used.

You may contact (Staff Accountant) at _____ or (SACA or other reviewer) at _____ if you have questions regarding comments on the financial statements and related matters. Please contact (Staff Attorney) at _____ or (AD or other reviewer) at _____ with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sophia Hudson